

November 15, 2013

Via E-mail
Ms. Ita M. Brennan
Chief Financial Officer
Infinera Corporation
169 Java Drive
Sunnyvale, CA 94089

> **Re: Infinera Corporation**
> **Form 10-K for the fiscal year ended December 29, 2012**
> **Filed March 5, 2013**
> **Form 10-Q for the quarter ended September 28, 2013**
> **Filed November 1, 2013**
> **File No. 001-33486**

Dear Ms. Brennan:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity, page 44

1. Given your material international operations, please enhance your disclosure to address the following:
   - Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of next balance sheet date; and

- Discuss the fact that if the foreign cash and cash equivalents are needed for your commitments in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Item 8. Financial Statements and Supplementary Data, page 55

Note 15. Segment Information, page 95

2. In light of your increasing international operations and your product and service revenue mix, please tell us whether the CODM evaluates discrete financial performance measures, such as gross margin, concerning international versus domestic or product versus service revenues.

Form 10-Q for the Quarterly Period Ended September 28, 2013

Note 9. Convertible Senior Notes, page 14

3. We note that the Company may have to repurchase the Notes upon a fundamental change as defined in the Indenture. Please tell us whether and how you evaluated this embedded redemption option, including the "make-whole fundamental change" feature, pursuant to ASC 815. In your analysis, if necessary, tell us how you determined whether the embedded features are considered clearly and closely related to the Notes.

Note 14. Litigation and Contingencies

Cheetah Patent Infringement Litigation, page 21

4. Please tell us and disclose the amount or range of reasonably possible losses in excess of amounts accrued or disclose that the amount cannot be estimated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Ita M. Brennan
Infinera Corporation
November 15, 2013
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at 202-551-3436 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director